Peak's Lending Hub Helps Facilitate First Loans to Network of 55,000 Social Media Influencers

Montreal, Quebec--(Newsfile Corp. - January 11, 2021) - Peak Fintech Group Inc. (CSE: PKK) (OTCQX: PKKFF) ("Peak" or the "Company"), an innovative Fintech service provider to the Chinese commercial lending sector, today announced that its Cubeler Lending Hub commercial lending platform helped facilitate the first loans to the Company's network of over 55,000 social media influencers.

Social media influencers have become a powerful sales force in the retail space in China and Peak has managed to develop relationships with some of the country's most popular influencers over the past 10 months. These Internet trend-setters organize product showcase events broadcasted on social media platforms such as TikTok and WeChat to sell everything from cosmetics to household appliances. Through the first week of January 2021, the Lending Hub helped finance events organized by 15 social media stars where clothing and accessories worth about 5.2M RMB (a little over CAD$1M) were sold, earning the platform almost CAD$20,000 in service fees. Peak plans to continue to work with its network of influencers and their 120M+ followers to help retailers, local and foreign, take advantage of the power of social media.

About Peak Fintech Group Inc.:

Peak Fintech Group Inc. is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating in China's commercial lending industry. Peak's subsidiaries use technology, analytics and artificial intelligence to create an ecosystem of lenders, borrowers and other participants in China's commercial lending space where lending operations are conducted rapidly, safely, efficiently and with the utmost transparency. For more information: http://www.peakfintechgroup.com

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 251
cathy@chfir.com

Peak Fintech Group Inc.

Johnson Joseph, President and CEO
514-340-7775 ext.: 501
investors@peakfintechgroup.com

Twitter: @peakfintech

Facebook: @peakfintech

LinkedIn: Peak Fintech

YouTube: Peak Fintech

Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.

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